   As filed with the Securities and Exchange Commission on January 23, 2002
                                                    Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               -----------------
                                SUPERVALU INC.
            (Exact name of registrant as specified in its charter)

                           Delaware                                         41-0617000
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)

                   11840 Valley View Road                                      John P. Breedlove, Esq.
                Eden Prairie, Minnesota 55344                                         Secretary
                       (952) 828-4000                                              SUPERVALU INC.
(Address, including zip code, and telephone number, including                  11840 Valley View Road
   area code, of registrant's principal executive offices)                  Eden Prairie, Minnesota 55344
                                                                                   (952) 828-4000
                                                              (Name, address, including zip code, and telephone number,
                                                                     including area code, of agent for service)

                                   Copy to:
                            Gary L. Tygesson, Esq.
                             Dorsey & Whitney LLP
                                  Suite 1500
                             50 South Sixth Street
                             Minneapolis, MN 55402
                                (612) 340-8753
                               -----------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
                                                                   Proposed maximum   Proposed maximum   Amount of
                                                    Amount to be  offering price per aggregate offering registration
Title of each class of securities to be registered registered (1)      unit(2)            price(2)          fee
--------------------------------------------------------------------------------------------------------------------
      Liquid Yield Option(TM) Notes due 2031
       (Zero Coupon-Senior).......................  $810,750,000       $281.25          $228,023,438      $20,979
--------------------------------------------------------------------------------------------------------------------
      Common Stock, $1.00 par value...............      (3)              --                  --             (4)
--------------------------------------------------------------------------------------------------------------------

(TM) Trademark of Merrill Lynch & Co., Inc.
(1) The Liquid Yield Option (TM) Notes (Zero Coupon-Senior), or LYONs, were issued at an original price of $263.15 per $1,000 principal amount at maturity, which represents an aggregate initial issue price of $213,348,860 and an aggregate principal amount at maturity of $810,750,000.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the bid and asked prices of the LYONs on the PORTAL system on January 17, 2002.
(3) Includes 7,818,386 shares of common stock issuable upon conversion of the LYONs at the conversion rate of 9.6434 shares per $1,000 principal amount at maturity and such indeterminate number of shares as may become issuable as a result of antidilution adjustments.
(4) Under Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the LYONs because no additional consideration will be received in connection with the exercise of the conversion privilege.
                               -----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, Dated January 23, 2002
PROSPECTUS
                                 $810,750,000

[LOGO] SuperValu Logo


                    Liquid Yield Option(TM) Notes due 2031
                    (Zero Coupon--Senior) and Common Stock
                     Issuable Upon Conversion of the LYONs

                               -----------------

                                 The Offering:

   We issued the LYONs in a private placement at an issue price of $263.15 per LYON (26.315% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the shares of common stock issuable upon conversion of their LYONs.

   We will not pay interest on the LYONs prior to maturity unless contingent cash interest becomes payable. Instead, on November 2, 2031, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 4.5% per year, calculated from November 2, 2001, assuming contingent cash interest is not paid. The LYONs rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, if our long-term senior unsecured debt rating is reduced to BB+ or below by Standard & Poor's Ratings Services or to Ba1 or below by Moody's Investors Service, borrowings under our current bank credit agreements will automatically become secured and will rank senior to the LYONs.

                           Convertibility of LYONs:

   Holders may convert each LYON into 9.6434 shares of our common stock, subject to adjustment, only (1) during any quarter commencing after February 23, 2002 following a period during which the sale price of our common stock reaches specified thresholds, (2) during any period in which the credit rating assigned to the LYONs by Standard & Poor's Ratings Services or Moody's Investors Service is at or below a specified level, (3) if the LYONs are called for redemption or (4) if specified corporate transactions have occurred. Our common stock is listed on the New York Stock Exchange under the symbol "SVU." On January 22, 2002, the last reported sale price of our common stock on the NYSE was $23.19 per share.

                           Contingent Cash Interest:

   We will pay contingent cash interest on the LYONs for the six-month period commencing November 3, 2006 and for any six-month period thereafter if the average market price of a LYON for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the LYON. The contingent cash interest payable per LYON for any quarterly period will equal the greater of (1) .0625% of the average market price of a LYON for the five trading day measurement period and (2) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate. If we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of .125% of the average market price of a LYON for the five trading day measurement period. For U.S. federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected U.S. federal income tax considerations relevant to the LYONs beginning on page 29.

          Purchase of LYONs by SUPERVALU at the Option of the Holder:

   Holders may require us to purchase all or a portion of their LYONs on October 1, 2003 at a price of $286.54 per LYON, on October 1, 2006 at a price of $327.47 per LYON and on October 1, 2011 at a price of $409.08 per LYON. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, if a change in control occurs on or before October 1, 2006, holders may require us to purchase all or a portion of their LYONs for cash at a per LYON purchase price equal to the issue price plus accrued original issue discount to the purchase date.

                Redemption of LYONs at the Option of SUPERVALU:

   We may redeem for cash all or a portion of the LYONs at any time on or after October 1, 2006, at the prices set forth in "Description of LYONs--Redemption of LYONs at the Option of SUPERVALU."

                               -----------------

   Investing in the LYONs involves risks that are described in ''Risk Factors Relating to the LYONs'' beginning on page 8 of this prospectus.

                               -----------------

   We will not receive any of the proceeds from the sale of the LYONs or the underlying shares of common stock by any of the selling securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the NYSE.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is       , 2002

(TM) Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                       Page                              Page
                                       ----                              ----
   CAUTIONARY STATEMENT REGARDING           DESCRIPTION OF CAPITAL STOCK
     FORWARD-LOOKING STATEMENTS.......   2  U.S. FEDERAL INCOME TAX       28
   SUMMARY............................   3    CONSIDERATIONS............  29
   RISK FACTORS RELATING TO THE LYONS.   8  SELLING SECURITYHOLDERS.....  34
   USE OF PROCEEDS....................  10  PLAN OF DISTRIBUTION........  36
   RATIOS OF EARNINGS TO FIXED CHARGES  10  LEGAL MATTERS...............  37
   PRICE RANGE OF COMMON STOCK AND          INDEPENDENT ACCOUNTANTS.....
     DIVIDEND HISTORY.................  11  WHERE YOU CAN FIND MORE       37
   DESCRIPTION OF CREDIT AGREEMENTS...  12    INFORMATION...............  38
   DESCRIPTION OF LYONS...............  13

                               -----------------

   References in this prospectus to "SUPERVALU," "we," "us" and "our" refer to SUPERVALU INC. and its consolidated subsidiaries, except in "Summary--The Offering" and "Description of LYONs," where these terms refer only to SUPERVALU INC., unless otherwise specified.

                               -----------------

                        CAUTIONARY STATEMENT REGARDING
                          FORWARD-LOOKING STATEMENTS

   We have made in this prospectus and in the documents that we incorporate by reference, forward-looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "may," "will," "should," "seek," "approximately," "intend," "plan," "estimate" or ''anticipate'' or the negative of those words or other comparable terminology. These forward-looking statements are subject to various risks and uncertainties and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere or incorporated by reference in this prospectus, including:

    . the competitive practices in the retail food and food distribution industries,

    . the nature and extent of the consolidation of the retail food and food distribution industries and our ability to grow through acquisitions and assimilate acquired entities,

    . our ability to attract and retain customers for our food distribution business and to control food distribution costs,

    . general economic or political conditions that affect consumer buying habits generally or acts of terror directed at the food industry that affect consumer behavior,

    . potential work disruptions from labor disputes or national emergencies, and

    . the timing and implementation of certain restructuring activities we have announced, including our consolidation of certain distribution facilities, our exit from certain non-core markets and our disposition of under-performing stores.

   Any forward-looking statement speaks only as of the date on which the statement is made, and we undertake no obligation to update the statement to reflect events or circumstances arising after that date. Other risks or uncertainties may be detailed from time to time in our future filings with the SEC.

   See "Where You Can Find More Information."

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision.

                                   SUPERVALU

   SUPERVALU is one of the largest companies in the U.S. grocery channel. SUPERVALU is the nation's tenth largest supermarket retailer and one of the largest food distributors to grocery retailers based on revenues. SUPERVALU conducts its retail operations under three principal store formats: price superstores, under such retail banners as Cub Foods, Shop 'n Save, Shoppers Food Warehouse, Metro and biggs; limited assortment stores, under the retail banner Save-A-Lot; and conventional supermarkets, under such retail banners as Farm Fresh, Hornbachers and Scott's Foods. SUPERVALU also sells food and non-food products at wholesale throughout the United States to retail food stores, mass merchants and through other logistics arrangements. As of December 1, 2001, the Company conducted its retail operations through 1,216 retail food stores, including 746 licensed limited assortment stores. In addition, the Company was affiliated with approximately 4,050 retail food stores in 48 states as the primary supplier of approximately 2,850 stores and a partial supplier of approximately 1,200 stores.

   Our principal executive office is located at 11840 Valley View Road, Eden Prairie, Minnesota, 55344 and our telephone number at that location is (952) 828-4000. Our Web site is located at www.supervalu.com. The information contained on our Web site is not part of this prospectus.

                                 The Offering

LYONs.......................  $810,750,000 aggregate principal amount at maturity of LYONs due November 2, 2031. We will not pay any interest on the LYONs prior to maturity unless contingent cash interest becomes payable. Each LYON was issued at a price of $263.15 and will pay the principal amount at maturity of $1,000.

Maturity of LYONs...........  November 2, 2031.

Yield to Maturity of LYONs..  4.5% per year, computed on a semi-annual bond equivalent basis and calculated from November 2, 2001, assuming no contingent cash interest is paid.

Ranking.....................  The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. If our long-term senior unsecured debt rating is reduced to BB+ or below by Standard & Poor's Ratings Services or to Ba1 or below by Moody's Investors Service, borrowings under our current bank credit agreements will automatically become secured and will rank senior to the LYONs.

Original Issue Discount.....  We issued the LYONs at an issue price significantly below the principal amount at maturity of the LYONs. This original issue discount began to accrue on November 2, 2001 at a rate of 4.5% per year, calculated on a semi-annual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for U.S. federal income tax purposes, will exceed the initial yield to maturity of 4.5%. See "U.S. Federal Income Tax Considerations."

Conversion Rights...........  For each LYON surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 9.6434 shares of our common stock. This conversion rate will be adjusted for the reasons specified in the indenture but will not be adjusted for accrued original issue discount.

                              Holders may surrender LYONs for conversion in any fiscal quarter commencing after February 23, 2002, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than a specified percentage, beginning at 120% and declining .0847% per fiscal quarter thereafter until it reaches 110% for the fiscal quarter beginning September 7, 2031, of the accreted conversion price per share of common stock on the last trading day of the preceding fiscal quarter.

                              The accreted conversion price per share as of any day will equal the issue price of a LYON plus accrued original issue discount as of that day, divided by the conversion rate on that day. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount or accrued tax original issue discount; instead, accrued original issue discount and accrued tax original issue discount will be deemed paid by the shares of common stock received by the holder of LYONs on conversion.

                              Holders may also surrender a LYON for conversion during any period in which the LYONs are rated BB or lower by Standard & Poor's Ratings Services or Ba3 or lower by Moody's Investors Service.

                              LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may also be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make specified distributions to our stockholders or if we are a party to a consolidation, merger, transfer of all or substantially all of our assets or binding share exchange, LYONs may be surrendered for conversion, as provided in "Description of LYONs--Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on November 2, 2031.

Contingent Cash Interest....  We will pay contingent cash interest to the holders of LYONs during any six-month period from November 3 to May 2, and from May 3 to November 2, with the initial six-month period commencing November 3, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for a LYON as of the day immediately preceding the relevant six-month period.

                              The contingent cash interest payable per LYON for any quarterly period will equal the greater of
                              (1) .0625% of the average market price of a LYON for the five trading day measurement period and
                              (2) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate. If we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of .125% of the average market price of a LYON for the five trading day measurement period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within that six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding the record date.

                              Contingent cash interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period, or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of original issue discount.

U.S. Federal Income Taxation  The LYONs will constitute debt instruments subject to the Treasury regulations that provide special rules for contingent payment debt instruments. Under these regulations, even if we do not pay any contingent cash interest on the LYONs, you will be required to include interest at the rate described below in your gross income for U.S. federal income tax purposes. This imputed interest, or tax original issue discount, will accrue at a rate equal to 8.1% per year, computed on a semi-annual bond equivalent basis, which represents the yield on our non-contingent, non-convertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount will accrue for U.S. federal income tax purposes will exceed the initial yield to maturity of 4.5%.

                              You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain that you recognize on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, with any excess treated as capital loss. See "U.S. Federal Income Tax Considerations."

Sinking Fund................  None.

Redemption of LYONs at the
  Option of SUPERVALU.......  We may redeem for cash all or a portion of the
                              LYONs at any time on or after October 1, 2006, at specified redemption prices. See "Description of LYONs--Redemption of LYONs at the Option of SUPERVALU."

Purchase of LYONs by
  SUPERVALU at the Option of
  the Holder................  Holders may require us to purchase all or a portion of their LYONs on each of the following dates at the following prices:

                               . on October 1, 2003 at a price of $286.54 per LYON;

                               . on October 1, 2006 at a price of $327.47 per LYON; and

                               . on October 1, 2011 at a price of $409.08 per LYON.

                              We may pay the purchase price in cash or shares of our common stock (based on the prevailing market price) or in a combination of cash and shares of our common stock. See "Description of LYONs--Purchase of LYONs by SUPERVALU at the Option of the Holder."

Change in Control...........  Upon a change in control of SUPERVALU occurring on or before October 1, 2006, each holder may require us to purchase for cash all or a portion of the holder's LYONs at a price equal to the sum of the issue price plus accrued original issue discount for the LYONs to the date of purchase.

Use of Proceeds.............  We will not receive any proceeds from the sale by any selling securityholder of the LYONs or the underlying common stock.

DTC Eligibility.............  The LYONs have been issued in fully registered book-entry form and are represented by permanent global LYONs without coupons. DTC or its nominee is the sole registered holder of the global LYONs. Beneficial interests in global LYONs are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global LYON may not be exchanged for certificated LYONs, except in limited circumstances described herein.

Trading.....................  The LYONs issued in the initial private placement are eligible for trading on PORTAL. LYONs resold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any national securities exchange. Our common stock is traded on the NYSE under the symbol "SVU."

                      RISK FACTORS RELATING TO THE LYONs

   Prospective investors should carefully consider the following information with the other information contained, or incorporated by reference in this prospectus, before purchasing the LYONs.

An active trading market for LYONs may not develop.

   Despite the fact that resales of the LYONs will be registered transactions under the Securities Act, we cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, your ability to sell your LYONs or the price at which you will be able to sell your LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market price of our common stock and the market for similar securities in general. In addition, a holder's right to convert LYONs into shares of our common stock is subject to conditions which, if not satisfied, could result in a holder receiving less than the value of the common stock into which a LYON is otherwise convertible. These features could adversely affect the value and the trading prices for the LYONs.

We may not have the ability to raise the funds necessary to finance the purchase of LYONs at the option of the holders.

   On October 1, 2003, 2006 and 2011 and upon the occurrence of specific kinds of change in control events occurring on or before October 1, 2006, holders of LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. In addition, some important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of LYONs--Purchase of LYONs by SUPERVALU at the Option of the Holder" and "--Change in Control Permits Purchase of LYONs at the Option of the Holder."

You should consider the U.S. federal income tax consequences of owning LYONs.

   Every holder will agree with us to treat its LYONs as contingent payment debt instruments for U.S. federal income tax purposes. As a result, you will be required to include in your gross income each year amounts of interest in excess of the initial yield to maturity of the LYONs. You will recognize gain or loss upon the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any of our common stock received, and your adjusted tax basis in the LYON. Any gain that you recognize on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, with any excess treated as capital loss. See "U.S. Federal Income Tax Considerations."

The LYONs are structurally subordinated. This may affect our ability to make payments on the LYONs.

   The LYONs are obligations exclusively of SUPERVALU INC. A significant portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend significantly on the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our future payment obligations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   Our right to receive any assets of any of our subsidiaries, as an equity holder, upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, the LYONs are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. For instance, in the event our long-term senior unsecured debt ratings are reduced to BB+ or below by Standard & Poor's Ratings Services or to Ba1 or below by Moody's Investors Service, borrowings under our current bank credit agreements will automatically become secured by some assets of SUPERVALU INC. and some of our subsidiaries and guaranteed by some of our subsidiaries. Accordingly, the right of the holders of the LYONs to participate in those assets will be effectively subordinated to these security interests. See "Description of Credit Agreements."

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale by the selling securityholders of the LYONs or the underlying shares of common stock.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The following table shows our ratios of earnings to fixed charges for the periods indicated. Fiscal year 1998 included 53 weeks; all other fiscal years included 52 weeks.

                                    40 Weeks Ended                 Fiscal Year Ended
                                    --------------- -----------------------------------------------
                                    Dec. 1, Dec. 2, Feb. 24,  Feb. 26,  Feb. 27, Feb. 28,  Feb. 22,
                                     2001    2000     2001      2000      1999     1998      1997
                                    ------- ------- --------  --------  -------- --------  --------
Ratio of Earnings to Fixed Charges:
   Including one-time items........  2.55    2.53     1.60(a)   3.47(b)   3.17     3.49(c)   2.72
   Excluding one-time items........  2.55    2.53     2.59      3.14      3.17     2.90      2.72

--------
(a) Reflects restructuring and other charges of $240.1 million.
(b) Reflects a pre-tax gain on the sale of Hazelwood Farms Bakeries of $163.7 million and a pre-tax restructuring charge of $103.6 million.
(c) Reflects a pre-tax gain on the sale of Shopko Stores, Inc. of $90.0 million.

   For purposes of these ratios, earnings consist of earnings from operations before income taxes, adjusted for the portion of fixed charges deducted from those earnings. Fixed charges consist of interest on indebtedness (including capital lease obligations), amortization of debt expense and the portion of interest expense on operating leases we believe to be representative of the interest factor. Ratios are presented on a consolidated basis.

               PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

   Our common stock trades on the New York Stock Exchange under the symbol
"SVU."

   The following table sets forth, for the fiscal periods indicated, the high and low intraday sales prices for our common stock reported on the NYSE Composite Tape:

                                                        High   Low
                                                       ------ ------
            Fiscal 2000
               1st Quarter............................ $25.75 $19.00
               2nd Quarter............................  26.31  21.13
               3rd Quarter............................  22.38  18.06
               4th Quarter............................  20.19  15.75
            Fiscal 2001
               1st Quarter............................  22.88  14.00
               2nd Quarter............................  20.25  14.69
               3rd Quarter............................  18.19  14.00
               4th Quarter............................  18.06  11.75
            Fiscal 2002
               1st Quarter............................  16.46  12.60
               2nd Quarter............................  21.80  15.00
               3rd Quarter............................  24.01  18.81
               4th Quarter (through January 15, 2002).  23.04  18.85

   The last reported sale price on the New York Stock Exchange for our common stock was $23.19 per share on January 22, 2002.

   Dividends on shares of our common stock are declared at the discretion of our board of directors. We declared cash dividends of $.5475 per share in fiscal 2001 and $.5375 per share in fiscal 2000. Cash dividends during the first three quarters of fiscal 2002 totaled $.4175 per share. Our dividend policy will continue to emphasize a high level of earnings retention for growth.

                       DESCRIPTION OF CREDIT AGREEMENTS

   We have established credit facilities with various financial institutions, which are available for general purposes and for the issuance of letters of credit. On August 16, 2001, we executed a 364-day $300 million revolving credit agreement that replaced our maturing 364-day credit agreement, and amended our existing $400 million credit agreement which expires in October 2002. As of December 1, 2001, the unused available credit under these facilities was $548 million.

   Both credit agreements have rates tied to LIBOR plus a spread of 0.650% to 1.400% based on our credit ratings as in effect from time to time, and require us to comply with financial and other covenants, including interest expense coverage, leverage and asset coverage ratios. The credit agreements also provide that if our long-term unsecured debt rating is reduced to BB+ or below by Standard & Poor's Ratings Services or to Ba1 or below by Moody's Investors Service, borrowings under these facilities will automatically become secured by some assets of SUPERVALU INC. and some of our subsidiaries and guaranteed by some of our subsidiaries.

   We filed a copy of our $400 million credit agreement with the SEC on August 20, 2001 as an exhibit to our current report on Form 8-K. See "Where You Can Find More Information."

                             DESCRIPTION OF LYONs

   We issued the LYONs under an indenture, dated as of November 2, 2001, between us and The Chase Manhattan Bank, as trustee. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a LYONs holder. As used in this description of LYONs, the words "we," "us," "our" or "SUPERVALU" refer only to SUPERVALU INC. and do not include any current or future subsidiary of SUPERVALU INC.

General

   The LYONs are limited to $810,750,000 aggregate principal amount at maturity. The LYONs will mature on November 2, 2031. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for that purpose, in the Borough of Manhattan, The City of New York.

   We issued the LYONs at a substantial discount from their principal amount at maturity, with an issue price of $263.15 per LYON. Except as described below under "--Contingent Cash Interest," we will not make periodic payments of interest on the LYONs. The LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount is accrued on a semi-annual bond equivalent basis at the initial yield to maturity of the LYONs of 4.5% using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue as of November 2, 2001.

   The LYONs are debt instruments subject to the Treasury regulations that provide special rules for contingent payment debt instruments. The LYONs were issued with original issue discount for U.S. federal income tax purposes. You agree in the indenture to treat your LYONs as contingent payment debt instruments for U.S. federal income tax purposes and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination of the rate at which interest, also referred to herein as tax original issue discount, will be considered to accrue for U.S. federal income tax purposes. Under the contingent payment debt regulations, even if we do not pay any contingent cash interest on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for U.S. federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the initial yield to maturity. See "U.S. Federal Income Tax Considerations."

   Original issue discount and contingent cash interest, if any, will cease to accrue on a LYON upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of the LYON.

   LYONs may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar will initially be the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange.

Ranking of LYONs

   The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. See "Risk Factors--The LYONs are structurally subordinated. This may affect our ability to make payments on the LYONs." In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from that failure could be subordinated to all of our existing and future obligations and those of our subsidiaries. If our long-term senior unsecured debt rating is reduced to BB+ or below by Standard & Poor's Ratings Services or to Ba1 or below by Moody's Investors Service, borrowings under our current bank credit agreements will automatically become secured by some of our assets as well as those of some of our subsidiaries and guaranteed by some of our subsidiaries.

Conversion Rights

   Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, if a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase LYONs, the holder may surrender the LYONs for conversion only if the holder withdraws the notice in accordance with the indenture.

   The initial conversion rate is 9.6434 shares of common stock per LYON, subject to adjustment upon the occurrence of the events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

   The ability to surrender LYONs for conversion will expire at the close of business on November 2, 2031.

   The conversion agent will, on our behalf, determine if the LYONs are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the LYONs has been satisfied, we will promptly notify the holders of the LYONs and use our reasonable best efforts to post this information on our Web site or otherwise publicly disclose this information.

   Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion in any fiscal quarter commencing after February 23, 2002, if the sale price (as defined below under "--Purchase of LYONs by SUPERVALU at the Option of the Holder") of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than a specified percentage, beginning at 120% and declining .0847% per fiscal quarter thereafter until it reaches approximately 110% for the fiscal quarter beginning September 7, 2031, of the accreted conversion price per share of common stock on the last day of the preceding fiscal quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount as of that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

   The table below shows the conversion trigger price per share of our common stock for each of the first 20 fiscal quarters following issuance of the LYONs. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective fiscal quarter. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount and the applicable percentage declines by .0847% per fiscal quarter. The conversion trigger price for the fiscal quarter beginning September 7, 2031 is $113.29.

                                                (1)                     (3)
                                              Accreted     (2)      Conversion
                                             Conversion Applicable Trigger Price
Fiscal Quarter*                                Price    Percentage   (1) X (2)
---------------                              ---------- ---------- -------------
2002
   Fourth Quarter ending February 23, 2002..   $27.67    120.000%     $33.20
2003
   First Quarter ending June 15, 2002.......    28.05    119.915%      33.64
   Second Quarter ending September 7, 2002..    28.34    119.831%      33.96
   Third Quarter ending November 30, 2002...    28.63    119.746%      34.29
   Fourth Quarter as of February 22, 2003...    28.92    119.661%      34.61
2004
   First Quarter ending June 14, 2003.......    29.33    119.576%      35.07
   Second Quarter ending September 6, 2003..    29.63    119.492%      35.40
   Third Quarter ending November 29, 2003...    29.93    119.407%      35.74
   Fourth Quarter as of February 28, 2004...    30.26    119.322%      36.11
2005
   First Quarter ending June 19, 2004.......    30.68    119.237%      36.58
   Second Quarter ending September 11, 2004.    30.99    119.153%      36.93
   Third Quarter ending December 4, 2004....    31.31    119.068%      37.28
   Fourth Quarter as of February 26, 2005...    31.63    118.983%      37.64
2006
   First Quarter ending June 18, 2005.......    32.07    118.898%      38.13
   Second Quarter ending September 10, 2005.    32.40    118.814%      38.50
   Third Quarter ending December 3, 2005....    32.73    118.729%      38.86
   Fourth Quarter as of February 25, 2006...    33.07    118.644%      39.23
2007
   First Quarter ending June 17, 2006.......    33.53    118.559%      39.75
   Second Quarter ending September 9, 2006..    33.87    118.475%      40.13
   Third Quarter ending December 02, 2006...    34.22    118.390%      40.51

--------
* Our fiscal year ends on the last Saturday in February. The first fiscal quarter is sixteen weeks, the second and third fiscal quarters are each twelve weeks and the fourth fiscal quarter is twelve or thirteen weeks.

   Conversion Based on Credit Rating Downgrade. Holders may also surrender a LYON for conversion during any period in which the LYONs are rated BB or lower by Standard & Poor's Ratings Services or Ba3 or lower by Moody's Investors Service.

   Conversion Based upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at that time. If a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase the LYON, the holder may surrender the LYON for conversion only if the holder withdraws the notice in accordance with the indenture.

   A ''business day'' is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the common stock is not quoted on that market, any day on which the principal other market on which our common stock is then traded is open for trading.

   Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, in which our common stock would be converted into cash, securities, or other property, a LYON may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of the transaction. At the effective date, the right to convert a LYON into common stock will become a right to convert it into the kind and amount of securities, cash or other assets of SUPERVALU or another person that the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction. If the transaction also constitutes a change in control of SUPERVALU, as defined in the indenture, the holder may require us to purchase all or a portion of the holder's LYONs as described under "--Change in Control Permits Purchase of LYONs at the Option of the Holder."

   Conversion Adjustments and Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment representing accrued original issue discount, or except as described below, contingent cash interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of the holder's fractional shares, will:

   . satisfy our obligation to pay the principal amount at maturity of the LYON; and

   . satisfy our obligation to pay accrued original issue discount and accrued tax original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount and accrued tax original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

   We and each holder of a LYON also agree to treat the delivery of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of the holder's fractional shares, as a payment (in an amount equal to the sum of the then fair market value of the shares and the cash payment, if any) on the LYON for purposes of the Treasury regulations applicable to debt instruments with contingent payments. See "U.S. Federal Income Tax Considerations."

   If contingent cash interest is payable to holders of LYONs during any particular six-month period, and the LYONs are converted after the applicable record date and prior to the next succeeding interest payment date, holders of the LYONs at the close of business on the record date will receive the contingent cash interest payable on the LYONs on the corresponding interest payment date notwithstanding the conversion. Funds equal to the amount of contingent cash interest payable on any LYONs converted must accompany the LYONs upon surrender for conversion. If the LYONs have been called for redemption, however, payment of those funds will not be required.

   The conversion rate will not be adjusted for accrued original issue discount or any contingent cash interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "U.S. Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   We will adjust the conversion rate for:

   . dividends or distributions on our common stock payable in our common stock or our other capital stock;

   .   subdivisions, combinations or reclassifications of our common stock;

   . distributions to all holders of our common stock of rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

   . distributions to the holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or rights to purchase our securities, excluding cash dividends or other cash distributions from current or retained earnings, unless the amount thereof, together with all other cash dividends paid in the preceding 12 month period, per share exceeds the sum of:

       - 5% of the sale price of our common stock on the last trading day preceding the date of declaration of the dividend or other distribution; and

       - the quotient of the amount of any contingent interest paid during that period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the contingent interest payment date.

   If we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock. Market value means the average closing price of the securities or our common stock, as the case may be, for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for the dividend or distribution on the NYSE or other national or regional securities exchange or market on which the respective securities are then listed or quoted.

   If we elect to make a distribution described in the third or fourth bullet of the preceding paragraph and which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for the distribution. Upon the giving of that notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place.

   No adjustment to the conversion rate need be made if holders of the LYONs may participate in the transaction or in other cases.

   Under our current shareholder rights plan, upon conversion of the LYONs, the holders of those LYONs will receive, in addition to the shares of common stock issuable upon conversion, preferred stock purchase rights related to the common stock. See "Description of Capital Stock--Shareholder Rights Plan." However, there will be no adjustment to the conversion privilege or conversion rate as a result of:

   .   the issuance of the rights;

   .   the distribution of separate certificates representing the rights;

   . the exercise or redemption of the rights in accordance with any rights agreement; or

   .   the termination or invalidation of the rights.

   The indenture permits us to increase the conversion rate from time to time. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

   Holders of the LYONs may, in some circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

   . a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

   .   an increase in the conversion rate at our discretion; or

   .   failure to adjust the conversion rate in some instances.

   See "U.S. Federal Income Tax Considerations--Constructive Dividends."

Contingent Cash Interest

   Subject to the record date provisions described below, we will pay contingent cash interest to the holders of LYONs during any six-month period from November 3 to May 2 and from May 3 to November 2, with the initial six-month period commencing November 3, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the LYON as of the day immediately preceding the first day of the applicable six-month period. See "--Redemption of LYONs at the Option of SUPERVALU" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within the six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding the record date.

   During any period when contingent cash interest is payable, the contingent cash interest payable per LYON for any quarterly period will equal the greater of (1) .0625% of the average market price of a LYON for the five trading day measurement period and (2) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate. If we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of .125% of the average market price of a LYON for the measurement period.

   Contingent cash interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period, or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of original issue discount.

   Regular cash dividends mean quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

   The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select. However, if:

   .   at least three bids are not obtained by the bid solicitation agent, or

   . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of a LYON will equal (1) the then applicable conversion rate of the LYONs multiplied by (2) the average sale price of our common stock on the five trading days ending on the determination date, appropriately adjusted.

   The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

   Upon determination that LYON holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish the information on our Web site or through such other public medium as we may use at that time as soon as practicable.

Redemption of LYONs at the Option of SUPERVALU

   No sinking fund is provided for the LYONs. Prior to October 1, 2006, we cannot redeem the LYONs at our option. Beginning on October 1, 2006, we may redeem the LYONs for cash, in whole or in part, at any time. We will give at least 30 days' but not more than 60 days' notice of redemption by mail to holders of LYONs.

   If redeemed at our option, the LYONs will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount on the LYONs as of the applicable redemption date. The table below shows the redemption prices of a LYON on October 1, 2006, on each November 2 thereafter prior to maturity and at maturity on November 2, 2031. In addition, the redemption price of a LYON that is redeemed between the dates listed below would include an amount reflecting the additional accrued original issue discount that has accrued on the LYON since the immediately preceding date in the table below.

                                               (2)          (3)
                                  (1)        Accrued     Redemption
                                 LYON     Original Issue   Price
             Redemption Date  Issue Price    Discount    (1) + (2)
             ---------------  ----------- -------------- ----------
             October 1, 2006.   $263.15      $ 64.32     $  327.47
             November 2, 2006   $263.15      $ 65.58     $  328.73
             November 2, 2007   $263.15      $ 80.54     $  343.69
             November 2, 2008   $263.15      $ 96.18     $  359.33
             November 2, 2009   $263.15      $112.53     $  375.68
             November 2, 2010   $263.15      $129.62     $  392.77
             November 2, 2011   $263.15      $147.50     $  410.65
             November 2, 2012   $263.15      $166.18     $  429.33
             November 2, 2013   $263.15      $185.72     $  448.87
             November 2, 2014   $263.15      $206.15     $  469.30
             November 2, 2015   $263.15      $227.50     $  490.65
             November 2, 2016   $263.15      $249.83     $  512.98
             November 2, 2017   $263.15      $273.18     $  536.33
             November 2, 2018   $263.15      $297.58     $  560.73
             November 2, 2019   $263.15      $323.10     $  586.25
             November 2, 2020   $263.15      $349.78     $  612.93
             November 2, 2021   $263.15      $377.67     $  640.82
             November 2, 2022   $263.15      $406.83     $  669.98
             November 2, 2023   $263.15      $437.32     $  700.47
             November 2, 2024   $263.15      $469.19     $  732.34
             November 2, 2025   $263.15      $502.52     $  765.67
             November 2, 2026   $263.15      $537.36     $  800.51
             November 2, 2027   $263.15      $573.79     $  836.94
             November 2, 2028   $263.15      $611.87     $  875.02
             November 2, 2029   $263.15      $651.69     $  914.84
             November 2, 2030   $263.15      $693.32     $  956.47
             November 2, 2031   $263.15      $736.85     $1,000.00

   If we redeem less than all of the outstanding LYONs, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. The trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

Purchase of LYONs by SUPERVALU at the Option of the Holder

   On October 1, 2003, October 1, 2006 and October 1, 2011, holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the third business day immediately preceding the purchase date.

   The purchase price of a LYON will be:

   .   $286.54 per LYON on October 1, 2003;

   .   $327.47 per LYON on October 1, 2006; and

   .   $409.08 per LYON on October 1, 2011.

   The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount as of the applicable purchase date.

   We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination of cash and common stock. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "U.S. Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

   .   the amount of the purchase price;

   . whether we will pay the purchase price of LYONs in cash or common stock or any combination of cash and common stock, specifying the percentages of each;

   . if we elect to pay in common stock, the method of calculating the market price of the common stock; and

   . the procedures that holders must follow to require us to purchase their LYONs.

   The purchase notice given by each holder electing to require us to purchase LYONs must state:

   . the certificate numbers of the holder's LYONs to be delivered for purchase;

   . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

   . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

   . if we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the purchase price or a portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

       - to withdraw the purchase notice as to some or all of the LYONs to which it relates; or

       - to receive cash for the entire purchase price for all LYONs or portions of LYONs subject to the purchase notice.

   If the purchase price for the LYONs subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder will be deemed to have elected to receive cash for the entire purchase price for all the LYONs unless the holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "U.S. Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the third business day immediately preceding the purchase date.

   The notice of withdrawal must state:

   .   the principal amount at maturity being withdrawn;

   . if certificated LYONs have been issued, the certificate numbers of the LYONs being withdrawn, or if not certificated, the notice must comply with appropriate DTC procedures; and

   . the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

   If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

   We will pay cash based on the market price for all fractional shares of common stock if we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "U.S. Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   The market price of our common stock means the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if that business day is not a trading day, then on the last trading day prior to that business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of the trading days during the five day trading period and ending on the purchase date, of events that would result in an adjustment of the conversion rate with respect to the common stock. See "--Conversion Rights" for a description of the manner in which the sales price of our common stock is determined.

   The sale price of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on the date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

   Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date the market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

   Upon determination of the actual number of shares of common stock to be issued in accordance with the foregoing provisions, we will promptly issue a press release and publish the information on our Web site or through such other public medium as we may use at that time.

   Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

   . listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

   . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

   . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. See "U.S. Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

   In connection with any purchase offer, we will:

   . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

   .   file Schedule TO or any other required schedule under the Exchange Act.

   Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made as soon as practicable following the later of the purchase date or the time of delivery of the LYON.

   If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and accrued original issue discount on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the LYON.

   Holders may not require us to purchase any LYONs for cash if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to the LYONs.

Change in Control Permits Purchase of LYONs at the Option of the Holder

   If a change in control (as defined below) occurs on or prior to October 1, 2006 with respect to SUPERVALU, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of the LYONs equal to the issue price plus accrued original issue discount to the purchase date. We are required to purchase the LYONs as of a date no later than 35 business days after the occurrence of a change in control, but in no event prior to the date on which the change in control occurs. We refer to this date in this prospectus as the "change in control purchase date."

   Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control. The notice must state, among other things:

   .   the events causing a change in control;

   .   the date of the change in control;

   .   the last date on which the purchase right may be exercised;

   .   the change in control purchase price;

   .   the change in control purchase date;

   .   the name and address of the paying agent and the conversion agent;

   . the conversion rate and any adjustments to the conversion rate resulting from the change in control;

   . that LYONs for which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

   .   the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

   .   the certificate numbers of the LYONs to be delivered by the holder;

   . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

   . that we are to purchase the LYONs pursuant to the applicable provisions of the LYONs.

   A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the change in control purchase date.

   The notice of withdrawal must state:

   .   the principal amount at maturity of the LYONs being withdrawn;

   .   the certificate numbers of the LYONs being withdrawn; and

   . the principal amount at maturity, if any, of the LYONs that remains subject to a change in control purchase notice.

   Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of a change in control purchase notice. Payment of the change in control purchase price for the LYON will be made promptly following the later of the change in control purchase date or the time of delivery of the LYON.

   If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, accrued original issue discount and contingent cash interest, if any, on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

   Under the indenture, a "change in control" of SUPERVALU is deemed to have occurred when:

   . any person, including its affiliates and associates, other than SUPERVALU or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that the person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

   . there is consummated any share exchange, consolidation or merger of SUPERVALU pursuant to which our common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of SUPERVALU in which the holders of our common stock and other capital stock with equivalent voting rights, immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

   The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

   In connection with any purchase offer in the event of a change in control, we will:

   . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

   .   file Schedule TO or any other required schedule under the Exchange Act.

   The change in control purchase feature of the LYONs may, in some circumstances, make more difficult or discourage a takeover of SUPERVALU. The change in control purchase feature, however, is not part of a plan by management to adopt a series of anti-takeover provisions or the result of our knowledge of any specific effort:

   .   to accumulate shares of our common stock; or

   . to obtain control of us by means of a merger, tender offer, solicitation or otherwise.

   Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch, Pierce, Fenner & Smith Incorporated and us.

   We could, in the future, enter into some transactions, including recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

   Holders may not require us to purchase any LYONs upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Events of Default and Acceleration

   The following are events of default under the indenture:

   . default in the payment of any principal amount at maturity, accrued original issue discount, redemption price, purchase price and change in control purchase price, if any, on the LYONs;

   . default in payment of any contingent cash interest, which default continues for 30 days;

   . default in compliance with any agreements in the LYONs or the indenture (other than payment defaults), which default continues uncured for a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount at maturity of the outstanding LYONs;

   . (A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness in an aggregate principal amount in excess of $50 million and continuance of the failure, or (B) the acceleration of indebtedness in an aggregate principal amount in excess of $50 million because of a default with respect to the indebtedness without the indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled in case of (A) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any failure or acceleration referred to in (A) or (B) ceases or is cured, waived, rescinded or annulled, then the event of default by reason thereof will be deemed not to have occurred; or

   . some events of bankruptcy, insolvency or reorganization affecting us or our significant subsidiaries.

   Indebtedness means our obligations (other than nonrecourse obligations) for borrowed money or evidenced by bonds, debentures, notes or similar instruments.

   If an event of default has occurred and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of the declaration, and any accrued and unpaid contingent cash interest through the date of the declaration, to be immediately due and payable. In the case of some events of our bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount and any contingent cash interest through the occurrence of the event will automatically become immediately due and payable.

Mergers and Sales of Assets

   The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other items:

  . the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and the corporation (if other than us) expressly assumes all our obligations under the LYONs and the indenture; and

  . we or the successor corporation will not immediately thereafter be in default under the indenture.

   Upon the assumption of our obligations by the successor corporation, subject to some exceptions, we will be discharged from all obligations under the LYONs and the indenture. Although these transactions are permitted under the indenture, some of the foregoing transactions occurring on or prior to October 1, 2006 could constitute a change in control of SUPERVALU, permitting each holder to require us to purchase the LYONs of the holder as described above.

Modification

   We and the trustee may modify or amend the indenture or the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to:

   . alter the manner of calculation or rate of accrual of original issue discount or contingent cash interest on any LYON, reduce the rate of interest specified in the LYON or extend the time of payment;

   . make any LYON payable in money or securities other than that stated in the LYON;

   .   change the stated maturity of any LYON;

   . reduce the principal amount at maturity, issue price, accrued original discount, contingent cash interest accrual, redemption price, purchase price or change in control purchase price on any LYON;

   . reduce the amount of principal payable upon acceleration of maturity of the LYONs following a default;

   . make any change that adversely affects the rights of a holder to convert any LYON;

   . make any change that adversely affects the right to require us to purchase a LYON;

   . impair the right to institute suit for the enforcement of any payment on, or conversion of, the LYONs; and

   . change the provisions in the indenture that relate to modifying or amending the indenture.

   Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

   . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

   . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

   .   to secure our obligations on the LYONs;

   . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the indenture under the Trust Indenture Act as contemplated by the indenture;

   . to cure any ambiguity or inconsistency in the indenture; provided, however, that the amendment does not materially adversely affect the rights of any holder of the LYONs; or

   . to make any change that does not adversely affect the rights of any holder of the LYONs.

   The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of all the holders of all LYONs:

   . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

   . waive any past default under the indenture and its consequences, except a default:

       -- in the payment of the principal amount at maturity, issue price plus accrued original issue discount, redemption price, purchase price or change in control purchase price;

       -- in the payment of contingent cash interest which continues unremedied for 30 days or more;

       -- in the obligation to deliver common stock upon conversion of any LYON; or

       -- under any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

   We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

Calculations in Respect of LYONs

   We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

   If a bankruptcy proceeding is commenced in respect of SUPERVALU, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus the portion of the accrued original issue discount and any contingent cash interest that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs will be effectively subordinated in right of payment to our secured indebtedness and effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

Governing Law

   The indenture and the LYONs will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

   The Chase Manhattan Bank is the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs.

Book-Entry System

   The LYONs have been issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any global securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any of these interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. SUPERVALU and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

   LYONs represented by a global security are exchangeable for certificated securities with the same terms only if:

   . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

   . we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

   .   an event of default under the indenture occurs and is continuing.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or whose representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 200,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value. As of January 14, 2002, 132,442,684 shares of common stock (net of treasury stock) and 1,341 shares of 4.50% preferred stock were issued and outstanding.

Common Stock

   Each holder of our common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may determine. Upon our liquidation or dissolution, holders of our common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of our common stock generally have no conversion, sinking funds, redemption, preemptive or subscription rights. In addition, the common stock does not have cumulative voting rights. Shares of common stock are not liable to further calls or assessments by us and holders of common stock are not liable for any of our liabilities.

   The transfer agent and registrar for our common stock is Wells Fargo Shareholder Services.

Shareholder Rights Plan

   We have adopted a shareholder rights plan under which one preferred stock purchase right will be distributed for each outstanding share of common stock. Each right allows its holder to purchase from us one one-thousandth (1/1000) of a share of our Series A Junior Participating Preferred Stock for $85, once the rights become exercisable. The rights will not become exercisable until the earlier of:

   . 10 days after a public announcement that a person or group has obtained beneficial ownership of 15% or more of our outstanding voting stock; or

   . 10 business days after a person or group begins a tender or exchange offer that, if completed, would result in that person or group owning 15% or more of our outstanding voting stock.

Prior to exercise, the rights will not be represented by a separate certificate and will not be transferable apart from the common stock.

   The plan contains a three-year independent director evaluation provision whereby a committee of our independent directors will review the plan at least once every three years. If a majority of the independent directors deem it appropriate, it may be recommended to the board that the plan be modified or terminated.

Preferred Stock

   Our board of directors has the authority, without further action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any of which may be greater than the rights of the common stock. Our 4.50% preferred stock is the only series of preferred stock currently designated and outstanding.

   Each holder of our 4.50% preferred stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our 4.50% preferred stock and our common stock vote together as one class on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any series of our preferred stock ranking prior to our 4.50% preferred stock with respect to dividends, holders of our 4.50% preferred stock, in preference to the holders of our common stock, are entitled to receive, when, as and if declared by the board of directors out of funds legally available for dividends, quarterly dividends payable in cash in an amount per share equal to $45 per year. Upon our liquidation, holders of our 4.50% preferred stock are entitled to receive, out of the assets available for distribution to our stockholders, an amount equal to $1,000 per share plus any accrued but unpaid dividends, prior to any distribution to holders of our common stock.

                    U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

   Set forth in full below is the opinion of Dorsey & Whitney LLP, our counsel, regarding the material United States federal income tax consequences of the purchase, ownership and disposition of the LYONs. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. In considering the purchase of the LYONs, you should consult your own tax advisor concerning the application of the United States federal income tax laws to your own particular situations as well as any consequences to you of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

   We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In addition, the LYONs are being marketed primarily to persons that are U.S. Holders and, consequently, the following discussion does not discuss all the tax consequences that might be relevant to persons that are not U.S. Holders (which we refer to as Non-U.S. Holders). Moreover, in order to protect ourselves from adverse tax consequences, Non-U.S. Holders will be subject to withholding on payments of contingent interest on the LYONs held by the Non-U.S. Holders at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. In determining a holder's status, the United States entity otherwise required to withhold taxes may rely on appropriate certification of the holder's non-foreign status signed under penalty of perjury.

   In addition, in the following discussion we do not address:

   . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

   . the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

   . persons who hold the LYONs whose functional currency is not the United States dollar;

   . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

   . any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

   Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

   A U.S. Holder is a beneficial owner of the LYONs who or which is:

   .   a citizen or individual resident of the United States, as defined in
       Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

   . a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

   . an estate if its income is subject to United States federal income taxation regardless of its source;

   . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, some trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders.

   A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder. We urge prospective investors that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the LYONs, including the application of United States withholding taxes.

   No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. We have not requested a ruling, nor do we expect to request a ruling, from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below. We can give no assurance that the IRS will not take positions contrary to those discussed below. As a result, we can give no assurance that the IRS will agree with the tax characterizations and the tax consequences described below.

   We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

   It is the opinion of our counsel, Dorsey & Whitney LLP, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the LYONs

   Pursuant to the terms of the indenture, we and each holder of the LYONs agree (in the absence of an administrative pronouncement or judicial ruling to the contrary), for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs based on the initial yield to maturity of the LYONs and in excess of any contingent cash interest payments actually received in that year.

   The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

   (a) the product of (1) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (2) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

   (b) divided by the number of days in the accrual period; and

   (c) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

   A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustment to interest accruals, as described below under "--Adjustments to Interest Accruals on the LYONs," and decreased by the projected amount of any payments previously made with respect to the LYONs.

   Dorsey & Whitney LLP, our counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs, as described in the CPDI regulations defining comparable yield. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 8.1% compounded semiannually. The precise manner of calculating the comparable yield is not absolutely clear.

   The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

   The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for that information to: SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota 55344, Attention:
Investor Relations.

   For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments to interest accruals described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

   The comparable yield and the schedule of projected payments are determined solely for purposes of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the accrual amount payable on the LYONs.

   Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

   If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of the excess. The U.S. Holder will be required to treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

   If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of the deficit. This adjustment will:

   (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year; and

   (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent the interest was offset by prior net negative adjustments.

   If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

   Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments.

   Under this treatment, a conversion or a redemption paid in common stock will also result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between:

   (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received; and

   (b) the U.S. Holder's adjusted tax basis in the LYON.

   A U.S. Holder's adjusted tax basis in a LYON on any date will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, projected to have been made through that date.

   Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, with any excess treated as capital loss. Capital gain or loss will be long-term if the LYON has been held for more than one year. The deductibility of net capital losses by individuals and corporations is subject to limitations.

   A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

   If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, this increase may be deemed to be the payment of a taxable dividend to holders of the LYONs in certain circumstances.

   In general, an increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock will not result in a deemed dividend. However, for example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or of our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs.

Backup Withholding and Information Reporting

   Information returns may be filed with the IRS in connection with payments on the LYONs and the proceeds from a sale or other disposition of the LYONs. A U.S. Holder may be subject to U.S. backup withholding tax at the rates specified in the Code on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with applicable certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the holder has furnished the required information to the IRS.

Tax Consequences to Non-U.S. Holders

   Except as described below, we intend to treat payments of contingent interest made to a Non-U.S. Holder as subject to U.S. federal withholding tax. However, we will not treat the following as subject to U.S. federal withholding tax:

   (a) the receipt of common stock upon conversion or redemption of a LYON; or

   (b) any payment of contingent cash interest made in any period where that payment is based on the average market price of the LYON.

   Therefore, Non-U.S. Holders will be subject to withholding on these payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a U.S. trade or business. A Non-U.S. Holder that is subject to withholding tax should consult its own tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

   Assuming that the common stock and the LYONs continue to be actively traded, all other payments on the LYONs made to a Non-U.S. Holder, including a payment in the Company's common stock pursuant to a conversion or redemption, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from U.S. federal income or withholding tax, provided that:

   (a) the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership and is not a bank receiving certain types of interest;

   (b) the certification requirement described below has been fulfilled with respect to the Non-U.S. Holder; and

   (c) the payments and gain are not effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States. However, if a Non-U.S. Holder were deemed to have received a constructive dividend (see "--Constructive Dividends" above), the Non-U.S. holder will generally be subject to U.S. withholding tax on the amount of deemed dividend at a 30% rate, subject to a reduction by an applicable treaty.

   The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYON certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

   If a Non-U.S. Holder of a LYON is engaged in a trade or business in the United States, and if payments on the LYON are effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be taxed in the same manner as a U.S. Holder. However, the Non-U.S. Holder will be required to provide to the Company or its paying agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of LYONs, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

   Information returns may be filed with the IRS in connection with payments on the LYONs and the proceeds from a sale or other disposition of the LYONs. A Non-U.S. Holder may be subject to U.S. backup withholding tax on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required to claim the exemption from withholding tax on payments on the LYONs described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to the Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the Non-U.S. Holder has furnished the required information to the IRS.

                            SELLING SECURITYHOLDERS

   The LYONs were originally issued to and resold by Merrill Lynch, Pierce, Fenner & Smith Incorporated in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the shares of common stock issuable upon conversion of the LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees or successors.

   We are filing this registration statement pursuant to a registration rights agreement that we entered into with Merrill Lynch. We agreed, at our expense, for the benefit of the holders, to file a shelf registration statement covering the resale of the LYONs and the shares of common stock issuable upon conversion of the LYONs.

   The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which the LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

   We have prepared the table based on information given to us by the selling securityholders on or before January 22, 2002. However, any or all of the LYONs or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

   Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

                                             Principal                Number of
                                             Amount At                Shares of
                                            Maturity of  Percentage  Common Stock Percentage of
                                            LYONs That    of LYONs   That May Be   Common Stock
Name                                        May Be Sold  Outstanding   Sold(1)    Outstanding(2)
----                                        ------------ ----------- ------------ --------------
Black Diamond Capital I, Ltd............... $  2,013,000        *        19,412           *
Black Diamond Convertible Offshore LDC.....    5,996,000        *        57,821           *
Black Diamond Offshore Ltd.................    6,150,000        *        59,306           *
BNP Paribas Equity Strategies SNC..........   18,285,000     2.25%      176,329           *
Deephaven Domestic Convertible Trading Ltd.   29,000,000     3.57%      279,658           *
Double Black Diamond Offshore LDC..........   34,861,000     4.29%      336,178           *
Global Bermuda Limited Partnership.........    6,800,000        *        65,575           *
GM Employees Global GRP Pen Tr.............    3,000,000        *        28,930           *
Highbridge International LLC...............  104,000,000    12.82%    1,002,913           *
HSBC Tree Zola Managed Trust...............      900,000        *         8,679           *
Jefferies & Co. #019.......................    2,500,000        *        24,108           *
JMG Triton Offshore Fund, Ltd..............    4,000,000        *        38,573           *
Lakeshore International Ltd................   27,200,000     3.35%      262,300           *
Lyxor Master Fund..........................    1,100,000        *        10,607           *
MLQA Convertible Securities ArbitrageLtd...   17,000,000     2.09%      163,937           *
Retail Clerks Pension Trust #2.............    3,000,000        *        28,930           *
The Class I C Company......................    5,000,000        *        48,217           *
Tribeca Investments L.L.C..................    9,000,000     1.11%       86,790           *
Worldwide Transactions Ltd.................    1,754,000        *        16,914           *
Zola Partners, LP..........................    1,000,000        *         9,643           *
All other holders (3)(4)...................  528,191,000    65.15%    5,093,566        3.84%
                                            ------------   ------     ---------        ----
   Total................................... $810,750,000   100.00%    7,818,386        5.90%
                                            ============   ======     =========        ====

--------
                                              (footnotes are on following page)

*  Less than 1%

(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    9.6434 shares of common stock per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment as described under "Description Of LYONs--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2) Calculated based on 132,442,684 shares of common stock outstanding as of January 14, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

                             PLAN OF DISTRIBUTION

   We are registering the LYONs and the underlying shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and shares of common stock covered by this prospectus.

   We will not receive any of the proceeds from the offering of LYONs or the underlying shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and shares of common stock beneficially owned by them and offered hereby from time to time:

   .   directly; or

   . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common stock for whom they may act as agent.

   The LYONs and the common stock may be sold from time to time in one or more transactions at:

   .   fixed prices, which may be changed;

   .   prevailing market prices at the time of sale;

   .   varying prices determined at the time of sale; or

   .   negotiated prices.

   These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or shares of common stock offered by them hereby will be the purchase price of the LYONs or shares of common stock less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

   . on any national securities exchange or quotation service on which the LYONs and common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

   .   in the over-the-counter market;

   . in transactions other than on any national securities exchange or quotation service or in the over-the-counter market; or

   .   through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the LYONs and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the shares of common stock in the course of hedging their positions.

   The selling securityholders may also sell the LYONs and shares of common stock short and deliver LYONs and shares of common stock to close out short positions, or loan or pledge LYONs and shares of common stock to broker-dealers that in turn may sell the LYONs and shares of common stock.

   To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the shares of common stock by the selling securityholders. Selling securityholders may ultimately not sell all, and conceivably may not sell any, of the LYONs and shares of common stock offered by them under this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus.

   The outstanding shares of common stock are listed for trading on the New York Stock Exchange.

   The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in a distribution of the LYONs or the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

   The LYONs were offered and sold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify Merrill Lynch and each selling securityholder, and each selling securityholder had agreed to indemnify us, Merrill Lynch and each other selling securityholder against specified liabilities arising under the Securities Act.

   The selling securityholders and any other person participating in the distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any other participants. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to LYONs and the underlying shares of common stock.

   We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

   . the sale, under the registration statement of which this prospectus is a part, of all the securities registered under the registration statement;

   . the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

   . the sale to the public under Rule 144 of all the securities registered under the registration statement.

   Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and the underlying shares of common stock under the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

   The validity of the LYONs and shares of common stock issuable upon conversion of the LYONs will be passed upon for SUPERVALU by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                            INDEPENDENT ACCOUNTANTS

   The consolidated financial statements as of February 24, 2001 and February 26, 2000 and for each of the fiscal years in the three-year period ended February 24, 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended February 24, 2001, have been audited by KPMG LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as any regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges. Our common stock is listed on the New York Stock Exchange, and you may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We have filed with the SEC a registration statement on Form S-3 to register the securities covered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The full registration statement can be obtained from the SEC as indicated above.

   The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

   . our annual report on Form 10-K for the fiscal year ended February 24, 2001;

   . our quarterly reports on Form 10-Q for the fiscal quarters ended June 16, 2001, September 8, 2001 and December 1, 2001;

   .   our current report on Form 8-K filed on August 20, 2001; and

   . the description of our common stock contained in our registration statement on Form 8-C as filed with the SEC on July 13, 1967 and any amendment or report filed for the purpose of updating that description.

   We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the end of the offering of the LYONs and the underlying shares of common stock under this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

   You can obtain a copy of any documents which are incorporated by reference in this prospectus, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:

    Investor Relations SUPERVALU INC. 11840 Valley View Road Eden Prairie,
            Minnesota 55344 (952) 828-4000 Telecopy: (952) 828-4838

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

                PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The registrant estimates that expenses in connection with the offering described in this Registration Statement, other than any underwriting discounts and commissions, will be as follows:

                    SEC registration fee.......... $ 20,979
                    Legal fees and expenses.......   50,000
                    Printing......................   75,000
                    Accountants' fees and expenses   35,000
                    Blue Sky fees and expenses....    5,000
                    Trustee's fees and expenses...   10,000
                    Miscellaneous expenses........    4,021
                                                   --------
                       Total...................... $200,000
                                                   ========

--------
*  All of the above amounts are estimates except for the SEC registration fee.

Item 15.  Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.

   In accordance with the Delaware General Corporation Law, Article Eighth of SUPERVALU's certificate of incorporation provides that a director shall not be liable to SUPERVALU or its stockholders for monetary damages for a breach of the director's fiduciary duty, except:

   . for any breach of the director's duty of loyalty to SUPERVALU or its stockholders;

   . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   . under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful dividends or unlawful stock repurchases or redemptions;

   . for any transaction for which the director derived an improper personal benefit; or

   . for any act or omission occurring prior to the date when said Article Eighth became effective.

   Article IX of SUPERVALU's bylaws and SUPERVALU's Directors' and Officers' Liability Insurance Policy provide for indemnification of the directors and officers of SUPERVALU against certain liabilities.

Item 16.  List of Exhibits

Exhibit
Number                                        Description of Exhibit
------                                        ----------------------
  3.1   Restated Certificate of Incorporation of SUPERVALU. (Incorporated by reference to Exhibit (3)(i) to
        SUPERVALU's Annual Report on Form 10-K for the fiscal year ended February 26, 1994.)
  3.2   Restated Bylaws of SUPERVALU. (Incorporated by reference to Exhibit (3) to SUPERVALU's
        Quarterly Report on Form 10-Q for the period ended September 12, 1998.)
  4.1*  Indenture dated as of November 2, 2001 between SUPERVALU and The Chase Manhattan Bank, as
        Trustee, including form of Liquid Yield Option(TM) Note due 2031 (Zero Coupon - Senior).
  4.2*  Registration Rights Agreement dated as of November 2, 2001 by and among SUPERVALU and
        Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated.
  4.3   Rights Agreement dated as of April 12, 2000 between SUPERVALU and Wells Fargo Bank
        Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.), as Rights Agent. (Incorporated by
        reference to Exhibit 4.1 to SUPERVALU's Current Report on Form 8-K dated April 17, 2000.)
  5.1*  Opinion of Dorsey & Whitney LLP.
  8.1*  Opinion of Dorsey & Whitney LLP as to tax matters (included in Exhibit 5.1).
 12.1*  Computation of Ratio of Earnings to Fixed Charges.
 23.1*  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
 23.2*  Consent of KPMG LLP relating to the financial statements of SUPERVALU.
 24.1*  Power of Attorney.
 25.1*  Statement of Eligibility of Trustee on Form T-1 of The Chase Manhattan Bank.

--------
*  Filed herewith.

Item 17.  Undertakings

   (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of SUPERVALU's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to its articles, bylaws or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Eden Prairie, State of Minnesota, on the 23rd day of January, 2002.

                                          SUPERVALU INC.

                                          By /s/ Jeffrey Noddle
                                             -----------------------------
                                             Jeffrey Noddle
                                             Chief Executive Officer
                                             (principal executive officer) and
                                             Director

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 23, 2002.


/s/ Jeffrey Noddle
-----------------------------
Jeffrey Noddle
Chief Executive Officer
(principal executive
officer)and Director

/s/ Pamela K. Knous
-----------------------------
Pamela K. Knous
Executive Vice President and
Chief Financial
Officer(principal financial
and accounting officer)

              *
-----------------------------
Michael W. Wright
Chairman of the Board and
Director

              *
-----------------------------
Lawrence A. Del Santo
Director

              *
-----------------------------
Susan E. Engel
Director

              *
-----------------------------
Edwin C. Gage
Director

              *
-----------------------------
William A. Hodder
Director

              *
-----------------------------
Garnett L. Keith, Jr.
Director

              *
-----------------------------
Richard L. Knowlton
Director

              *
-----------------------------
Charles M. Lillis
Director

              *
-----------------------------
Harriet K. Perlmutter
Director

              *
-----------------------------
Steven S. Rogers
Director

              *
-----------------------------
Carole F. St. Mark
Director

   * By /s/ John P. Breedlove
       ----------------------------
       John P. Breedlove
       Attorney-in-Fact

                                 EXHIBIT INDEX

Item 16.  List of Exhibits

Exhibit
Number                                        Description of Exhibit
------                                        ----------------------
  3.1   Restated Certificate of Incorporation of SUPERVALU. (Incorporated by reference to Exhibit (3)(i) to
        SUPERVALU's Annual Report on Form 10-K for the fiscal year ended February 26, 1994.)
  3.2   Restated Bylaws of SUPERVALU. (Incorporated by reference to Exhibit (3) to SUPERVALU's
        Quarterly Report on Form 10-Q for the period ended September 12, 1998.)
  4.1*  Indenture dated as of November 2, 2001 between SUPERVALU and The Chase Manhattan Bank, as
        Trustee, including form of Liquid Yield Option(TM) Note due 2031 (Zero Coupon - Senior).
  4.2*  Registration Rights Agreement dated as of November 2, 2001 by and among SUPERVALU and
        Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated.
  4.3   Rights Agreement dated as of April 12, 2000 between SUPERVALU and Wells Fargo Bank
        Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.), as Rights Agent. (Incorporated by
        reference to Exhibit 4.1 to SUPERVALU's Current Report on Form 8-K dated April 17, 2000.)
  5.1*  Opinion of Dorsey & Whitney LLP.
  8.1*  Opinion of Dorsey & Whitney LLP as to tax matters (included in Exhibit 5.1).
 12.1*  Computation of Ratio of Earnings to Fixed Charges.
 23.1*  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
 23.2*  Consent of KPMG LLP relating to the financial statements of SUPERVALU.
 24.1*  Power of Attorney.
 25.1*  Statement of Eligibility of Trustee on Form T-1 of The Chase Manhattan Bank.

--------
*  Filed herewith.